[El Pollo Loco Letterhead]

CORRESP

June 29, 2009

Mr. David R. Humphrey
Branch Chief, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Mail Stop 3561

Re:	EPL Intermediate, Inc. Form 10-K for the year ended December 31, 2008 File No. 333-115644

Dear Mr. Humphrey:

EPL Intermediate, Inc. and its wholly owned subsidiary El Pollo Loco, Inc. (collectively the “Company,” “we,” “us,” and “our”) have received the comment letter, dated June 15, 2009, to the above referenced Form 10-K for the year ended December 31, 2008.  Set forth below are responses to the comments of the staff of the Securities and Exchange Commission in its letter with respect to the Form 10-K.  For your convenience, we have included the entire comments from the June 15, 2009 comment letter.

Comment 1:

Refer to our previous comment 1.  We continue to believe that your presentation of restaurant level cash flow is not consistent with the requirements of Item 10(e)(1)(ii) of Regulation S-K.  Further, your response is inconsistent with the guidance set forth in Questions 8 and 9 of the FAQ Regarding the use of Non-GAAP Financial Measures issued June 13, 2003.  Please remove the measure in future filings.

Response:

At your request, we will omit this disclosure in future filings.

Comment 2:

As a related matter, it appears from your response and current disclosures that your business should be reported in two operating segments, restaurant operations and franchise operations, as you appear to meet all the criteria in paragraph 10 of SFAS 131.  Specifically, from the information contained in response to our previous comment 1, it appears that management evaluates restaurant operations independently of franchise operations and that such information is available.  If you determine that you operate in two segments, franchise operations and restaurant operations, please provide all the disclosures required by paragraphs 25-28 of SFAS 131.  You should also revise your MD&A to include a discussion of results on both a segment and consolidated basis.

Mr. David R. Humphrey

Response:

We respectfully submit that in our previous response to your previous comment 1, we noted that “we believe it is important for the reader to see how the Company’s restaurants perform from a cash flow level.”  We have historically provided this non-GAAP computation only in our annual report on Form 10-K, as such information was requested by certain users of the financial statements (ie analysts).  This non-GAAP computation has not been included in our quarterly reports on Form 10-Q, and is not utilized by our Chief Executive Officer (“CEO”), who is our chief operating decision maker, as discussed further below. While we believe this information is useful to certain readers of the annual financial statements (based on the requests received from analysts to include this metric), it is not indicative of the information used by our CEO in assessing performance and allocating resources. We note that this non-GAAP computation is not included in the monthly reporting package provided to the CEO.

 All of our system-wide restaurants (company-owned and franchised) are managed as one group that has significant shared resources which are not allocated for income statement purposes.  The only material costs included in the “franchise expense” number reported in our 10-K are certain rent costs (for stores that we sub-lease to franchisees) as well as our help desk department, of which approximately $150,000 a year is allocated to our franchisees.  The shared costs that are not allocated represent the primary value drivers (and most significant elements of our cost structure) with respect to our franchise operations.  These unallocated costs include marketing, purchasing, quality assurance, legal, construction/development and other departments that do not align specifically to franchising or restaurant activities.  As a result, the only available operating metric for our franchise operations consists of a revenue metric burdened by a small fraction of the overall costs that are incurred to generate such revenue.  Our management team believes that prominent disclosure of such a metric in a segment reporting format would not be meaningful and is not reflective of the way our business is managed.

We also considered the requirement in paragraph 10(c) of Statement 131 for a segment to have discrete financial information (as well as the additional guidance on this topic contained in EITF Topic D-101).  As described in the preceding paragraph, due to the lack of allocation of most of the significant costs we incur with respect to franchise operations, a meaningful performance metric is not available for our franchise operations.  We concluded that a revenue metric, burdened by an insignificant amount of the total costs necessary to generate such revenues, does not constitute discrete financial information.

Based on the above analysis, we have concluded that we have one operating segment.

Mr. David R. Humphrey

Comment 3:

Your response to our previous comment 6 does not address how the dividend payment restrictions related to the debt and related covenants held at Intermediate determine the necessity of the provision of Schedule I under Rule 5-04(c) of Regulation S-X.  Specifically, your response and revised disclosure should address whether Intermediate’s restricted net assets as defined in Rule 4-08(e)(3) of regulation S-X exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.  Please provide us with your assessment of the necessity of Schedule I based on the stipulations of the above-referenced standards.  Your attention is invited to Sections 213.02(a) and (b) of the Financial Reporting Codification for guidance.

Response:

We have considered Rules 5-04(c) and 4-08(e)(3) of Regulation S-X and Sections 213.02(a) and (b) of the Financial Reporting Codification.  While our debt agreement contains restrictions, in certain circumstances, on the payment of dividends by El Pollo Loco, Inc. to EPL Intermediate, Inc., there are no restrictions on intercompany advances and loans.  Therefore, none of the consolidated net assets are restricted and, accordingly, we have concluded that Schedule I is not required.

Please note that in May 2009, we entered into a new debt agreement. We will evaluate the necessity of providing Schedule I in our future filings.

Comment 4:

As a related matter, please revise your disclosure and include in your response the information included by Rule 4-08(e)(3)(i) and (ii).

Response:

Because there are no restrictions on intercompany loans and advances, we do not believe these disclosures are required.  However, we will include this disclosure in future filings if deemed necessary after evaluation of our new debt agreement as discussed in our response to comment 3 above.

Comment 5:

Refer to your response to our prior comment 3.  While we do not dispute the fact that “evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances,” we have reviewed your response and we are not persuaded that your current accounting policy is in accordance with GAAP.  As you point out in the discussion of your risk factors on page 12, food service businesses “are often affected by changes in . . . regional and local economic conditions and demographic trends.”  You also list a number of the factors such as local demographics and the number of competing restaurants that “may adversely affect the performance of individual locations.”  Goodwill is naturally associated with the individual restaurants that comprise your reporting units.  As disclosed in Footnote 4, goodwill arises when restaurants are purchased and it is written-off when restaurants are sold.  While is may be appropriate to combine two or more restaurants in one locality in certain circumstances because goodwill is recoverable from these restaurants working in concert, based upon the information you have presented we do not agree with your conclusion that all of your restaurants may be aggregated and deemed a single reporting unit for the purpose of testing goodwill impairment.  As the identification and aggregation of reporting units can have an impact upon the determination of the goodwill impairment charge, we believe that you should retest your goodwill balance on a restaurant-by-restaurant basis and/or based upon restaurant groupings that comply with the intent of the literature in a manner consistent with other registrants in your industry.  Please revise and advise, as appropriate.

Mr. David R. Humphrey

Response:

We have undertaken an extensive analysis of the authoritative literature applicable to the determination of reporting units, which we present in detail below.  We believe the following summarized characteristics of our stores will provide context to the detailed discussion that follows:

•	Our restaurants all have almost identical gross margins

•	Substantially all of our stores operate in the same general geographic region (the southwestern United States)

•	Our stores are all homogeneous

In order to identify our reporting units, we have considered the guidance in paragraph 30 of SFAS 142 which states, “…two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.”  Footnote 20 in SFAS 142 indicates that “paragraph 17 of Statement 131 shall be considered in determining if the components of an operating segment have similar economic characteristics.”

We have considered the criteria in paragraph 17 of SFAS 131 which states that “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Mr. David R. Humphrey

We have also considered the guidance in EITF D-101, which states that “in determining whether components should be combined into one reporting unit based upon their economic similarities, factors that should be considered in addition to those in paragraph 17 include but are not limited to:

•	The manner in which an entity operates its business and the nature of those operations
•
Whether goodwill is recoverable from the separate operations of each component business or from two or more component business working in concert (which might be the case if the components are economically interdependent)

•	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms
•	Whether the components support and benefit from common research and development projects.”

Based on our analysis of such criteria, we concluded that our restaurants should be aggregated into a single reporting unit. Individual criteria mentioned above are discussed in the following paragraphs.  Much of this information can be found in our store operations manual, which all restaurants system-wide are required to comply with.

The Nature of the Products and Services

All of our restaurants serve the same products system-wide.  All restaurants are required to offer those products and services that we specify, including those items on the standard menu and any featured items or specials.  No other products may be sold except as specifically authorized by the Company.

The Nature of the Production Process

All of our restaurants engage in identical production processes.  All food, restaurant supplies, materials, cooking equipment, uniforms, etc. must be purchased only from vendors approved by the Company.

The Company’s purchasing department negotiates all contracts for food, paper, and utensils that are purchased by all restaurants.  Employees must prepare food exactly as specified in the Company’s standard recipes.  Additionally, each restaurant must comply with our procedures for, among other things, the following:

•	Receiving goods
•	Holding, storing and preparing and packaging food
•	Maintaining restaurant equipment
•	The appearance and ambiance of the restaurant, including cleanliness of the restaurant and background music
•	The appearance and conduct of employees
•	Management and employee training

Mr. David R. Humphrey

Compliance with the above requirements results in a production process that is standardized across all restaurants and ensures a consistent experience for our customers at each location.

The Type or Class of Customer

We market and sell our products directly to retail customers.

Methods Used to Distribute Our Products and Services

We have one primary distributor who distributes the inventory and supplies to all of our restaurants system-wide.  We then prepare and sell our products at our restaurant locations.  Each restaurant location must be approved by the Company.  Additionally, all restaurants must be built and maintained to our specifications, including the type of equipment, signage and other fixtures.  All equipment, signage and other fixtures must be purchased only from vendors specifically approved by us.

The Nature of the Regulatory Environment

Our system-wide restaurants are subject to regulation from various health departments.    Health department regulations are similar between localities.

Additionally, all restaurants are required to comply with standards specified by the Department of Labor, American Disabilities Act, Building Code, and other regulatory standards.

The Manner in which an Entity Operates its Business and the Nature of those Operations

In addition to our CEO evaluating results on a system-wide basis, we also manage our business on a system-wide basis.  We have only one management team that oversees all aspects of the Company.  We do not have separate management teams for company-owned versus franchised restaurants nor do we have separate management teams by geographic area or any other factor.  Our restaurants are highly concentrated in the southwestern United States (95% of system-wide restaurants) and more specifically in California (84% of system-wide restaurants).  The restaurants in other geographic areas are not significant enough to Company-wide operations to require separate management.

Whether Goodwill is Recoverable from the Separate Operations of Each Component Business or from Two or More Component Businesses Working in Concert

  We have concluded that goodwill is recoverable from all restaurants working in concert. When patronizing our restaurants, our customers are seeking a consistent product, delivered with consistently good services in a consistent atmosphere.  A customer’s experience, good or bad, at any of our restaurants affects his or her decision about consuming our products in the future.  All restaurants must work in concert to develop a positive impression of the El Pollo Loco brand.

Mr. David R. Humphrey

Due to the homogeneous nature of our products, services, customers and distribution system, the performance of one restaurant has the ability to affect other restaurant locations.  Please note that in our discussion of risk factors on page 9, we state that “the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants.”

The Extent to Which the Component Businesses Share Assets and Other Resources

All of our system-wide restaurants have significant shared resources, including purchasing, marketing, quality assurance, construction/development, operational training, and other departments.

All restaurants system-wide must purchase all products, fixtures and equipment from suppliers we have pre-approved.  We enter into master distribution agreements with these suppliers for all of our restaurants nationwide.  Because of the high volume of purchases, we are able to negotiate more favorable prices than a single restaurant or smaller group of restaurants could obtain on its own.  We generate significant benefit on a system-wide basis from our centralized purchasing department.

Our marketing methods consist primarily of printed promotions and coupons and television and radio air-time.  All of our advertising and marketing is done company-wide for all restaurants system-wide.  We are able to negotiate volume discounts that individual restaurants would be unable to do.  Television advertising is especially cost-prohibitive to restaurants on an individual basis or as part of a small group of restaurants.

Our construction/development department manages all phases of restaurant construction.  They develop the specifications that restaurants must be built to, approve fixtures and equipment for quality and price and negotiate prices with suppliers on behalf of all new restaurants.

Our quality assurance department manages and monitors state and local health department regulations for all restaurants system-wide.  Our quality assurance department also audits each restaurant twice a year for compliance with food safety regulations.  They also audit our suppliers for compliance with food safety regulations.  Individual restaurants generally do not have the ability to require and resources to perform audits of our suppliers.

Our training department creates recipe build cards and training manuals that contain detailed operating instructions that are provided to all employees.  Additionally, we hold an annual seminar for general managers for all company-owned locations.

Whether the Components Support and Benefit from Common Research and Development Projects

We have a central research and development department (“R&D”) that tests new menu items and new equipment.  R&D also works to improve existing recipes, either by improving the taste or reformulating the recipe to lessen the cost.  All of our restaurants benefit from their efforts, either through improved sales and customer satisfaction or larger gross profit margins.  These services would be cost-prohibitive if each restaurant had to perform R&D services on a stand-alone basis.

Mr. David R. Humphrey

Similar Economic Characteristics

We believe this factor is often most significant in the determination of whether multiple components may be aggregated.  All of our company owned restaurants, regardless of their geographic location, have consistent long-term average gross margins.  For the fiscal year ended December 31, 2008, gross margins ranged from 65.5% to 67.9% for all company-owned restaurants excluding our one restaurant in Illinois, which had a gross margin of 61.4%.  The Company has operated its restaurant in the state of Illinois for 16 months and only has one company-owned and one franchise restaurant in that state as of December 31, 2008.  As we add more restaurants in Illinois we should gain consumer awareness, be able to economically justify additional advertising, and, as additional time passes, be able to build our brand.  The result should be consistent long-term average gross margins of our restaurants in Illinois to those of our other locations.  Financial performance of individual locations is impacted, on a short-term basis, by the length of time that the location has been open and the number of our restaurants in that area rather than geography.  The single company-owned location in Illinois is currently not material to our consolidated results.  We will track this geographic location in the event additional restaurants are opened and divergent operating performance persists.

           The Staff has noted in the comment above that our risk factors state that “food service businesses are often affected by changes in…regional and local economic conditions and demographic trends.” As noted above, the Company’s historical experience and future expectation is that long-term gross margins have been and will continue to be consistent across our locations.  The statement regarding food service businesses was made in the context of a risk factor discussion to alert the reader to the possibility that certain factors “may adversely affect the performance of individual locations” in the future. We also note that as 95% of our restaurants are in the Southwestern United States, we would expect any geographic trends to impact our locations similarly.

Franchise Operations

As noted in our response to comment 2, we have one operating segment.  We have considered whether franchise operations needs to be disaggregated into a separate component, as defined in paragraph 30 of SFAS 142, and accordingly, be considered a separate reporting unit.  As there is no discrete financial information available, as defined in EITF D-101, for franchise operations and no separate franchise segment management as defined in paragraph 14 of SFAS 131, the franchise operations do not meet the definition of a component.  Therefore, we have concluded that franchise operations would not be a separate reporting unit.

Other

          The Staff has noted in its comment above that “Goodwill is naturally associated with the individual restaurants” and that “…goodwill arises when restaurants are purchased and it is written-off when restaurants are sold.”  We wish to make the Staff aware that substantially all of the goodwill was recorded in connection with the purchase of 100% of the outstanding common stock of the Company in November 2005.  Such transaction resulted in the Company recording $277.5 million of goodwill. Additionally, when an individual restaurant is sold, goodwill is written off in accordance with paragraph 39 of SFAS 142 which requires goodwill to be included in the carrying amount of the restaurant sold in determining gain or loss on disposal of a portion of a reporting unit.  The determination of the amount of goodwill to be written off is based on the relative fair values of the restaurant to be disposed of and the portion of the reporting unit that will be retained.  We respectfully submit that such accounting treatment does not impact our conclusion on the identification of reporting units as noted below.

Mr. David R. Humphrey

Conclusion

We considered the information above and the guidance in EITF D-101 (which requires the evaluation of all of the factors in paragraph 17 of Statement 131 in assessing whether components are economically similar but also indicates that “…the Board did not intend that every factor must be met…” to be considered economically similar) in reaching our conclusion.  Based on our analysis, we concluded that we have one reporting unit.

Comment 6:

Please tell us whether the method in which goodwill is allocated to reporting units and/or your aggregation of restaurants into a single reporting unit for testing goodwill impairment has changed.  If it has, please indicate the date of this change and explain the reasons why you changed your methodology.

Response:

There has been no change in our method of allocating goodwill to reporting units.  We have consistently aggregated our operations into a single reporting unit for testing goodwill impairment.

Comment 7:

As a related matter, please refer to your discussion of recoverability of property and equipment in Critical Accounting Policies on page 23 and to your disclosure addressing the impairment of long-lived assets on page F-10.  We assume that you continue to review your long-lived assets (other than goodwill) for impairment on a restaurant-by-restaurant basis as represented in the response letter filed on behalf of El Pollo Loco, Inc. on July 13, 2004.  If our assumption is correct, please revise your Critical Accounting Policies disclosure and the Summary of Significant Accounting Policies in the financial statement footnotes to clearly state this fact in a manner similar to the disclosures provided in the Amended Form F-4 filed by El Pollo Loco, Inc. on July 13, 2004.  If our assumption is not correct, please advise, supplementally and in detail.  We may have further comments upon review of your response.

Mr. David R. Humphrey

Response:

We confirm that we review our long-lived assets (other than goodwill) for impairment on a restaurant-by-restaurant basis.  We will revise our Critical Accounting Policies disclosure and our Summary of Significant Accounting Policies footnote in future filings to conform to the disclosures provided in our Amended Form S-4 filed by El Pollo Loco, Inc. on July 13, 2004.

Other

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in this filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses.  Should you have any further questions, please feel free to contact me.

Sincerely,

Gary Campanaro
Chief Financial Officer
gcampanaro@elpolloloco.com
Business:  (714) 599-5000
Fax:  (714) 599-5666

cc:	Amy Geddes Margery Reich